Exhibit 99.1

SIMPPLE LTD.

incorporated in the Cayman Islands

Company No. 393431

(the Company)

NOTICE OF AN EXTRAORDINARY GENERAL MEETING OF
THE SHAREHOLDERS OF THE COMPANY

NOTICE IS HEREBY GIVEN pursuant to Article 63 of the Memorandum and Articles of Association of the Company (the Articles) that a general meeting of the Company will be held on December 9, 2024 at 9:00 pm (Singapore time), virtually at the following link: www.virtualshareholdermeeting.com/SPPL2024SM, to consider and, if thought fit, to pass, with or without amendment, the proposed resolutions set out below.

Item No	Agenda
1	Constitution of the Meeting Notice Given Confirmation of quorum of shareholders
2	Approval of the proposal to pass special resolutions to replace existing memorandum and articles of association with a new amended and restated memorandum and articles of association (as annexed)
3	Approval of the proposal to pass ordinary resolutions to approve: (a) the consolidation of the authorised share capital of the Company; and (b) ancillary documents and actions, and ratification.
4	Any Other Business
5	Termination of Meeting

Signed by Norman Schroeder /s/ Norman Schroeder	November 19, 2024
Director	Date

1